UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

UTI Worldwide Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

(CUSIP Number)

Brian M. Moran
Sterling Capital Management LLC
4064 Colony Road, Suite 300
Charlotte, NC 28211
704-927-4143
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2015
(Date of Event Which Requires Filing of This Statement) (Title of Class of Securities)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five  copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	Names of reporting persons. Sterling Capital Management 42-1658828
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO. Funds of investment advisory clients.
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐ Not applicable.
6	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 2,232,317 shares
	8	Shared voting power None
	9	Sole dispositive power 3,391,662 shares
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,466,872 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐ Not applicable
13	Percent of class represented by amount in Row (11) 3.3%
14	Type of reporting person (see instructions) IA

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, UTI Worldwide Inc.(the "Issuer"). The principal executive office of the Issuer is located at 100 Oceangate, Suite 1500;Long Beach, CA  90802.

Item 2. Identity and Background.

(a), (b), (c) and (f).  This statement is being filed by Sterling Capital Management LLC ("Sterling").

Sterling is an investment adviser registered with the Securities & Exchange Commission under the Investment Advisers Act of 1940.  The address of its principal office is 4064 Colony Road, Suite 300, Charlotte, NC  28211. Sterling serves as an investment adviser to individual and institutional clients.  The Securities of the Issuer reported in Item 5 were acquired on behalf of the investment advisory clients of Sterling, under discretionary authority granted to Sterling.

(d) and (e).  None of the entities or persons identified in this Item 2 has during the past five years been convicted in any criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The respective investment advisory clients of Sterling used approximately $43,743,321 in the aggregate to purchase the Securities reported in this filing.  All assets used to purchase Securities were assets of these respective clients and none were assets of Sterling.  In addition, none of the proceeds used to purchase the Securities were provided through borrowings of any nature.

Item 4. Purpose of Transaction.

Sterling Capital Management acquired the common stock of the issuer on behalf of our clients for investment purposes. We believe that the issuer is significantly undervalued and the proposed purchase value placed on the common stock  by DSV A/S of $7.10 per share does not reflect a reasonable private market value for the business. While we applaud the Board's decision to entertain  third party interest in the company, management has communicated publicly that,  a) it has largely completed significant investments in information technology  and restructuring, b) it is beginning to win new business in the marketplace, and c) profitability is set to improve dramatically from extremely poor results over the past few  years. In our opinion, UTI shareholders should vote against such a low offer and encourage DSV among other strategic players to consider an offer that places a reasonable control premium for this top 20 global logistics player. There have been a number of private transactions in the logistics space that reflect higher multiples on both EBITDA and sales that would suggest a significanlty higher value for the issuer. We have attached a copy of a letter sent to Roger MacFarlane, Chairman of the Board.

The Securities reported in this filing have been acquired for investment purposes on behalf of client accounts over which Sterling has discretionary investment authority.

In pursuing such investment purposes, Sterling may further purchase, hold, vote, trade, dispose or otherwise deal in the Securities at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Securities, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer.  To evaluate such alternatives, Sterling will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities and other investment considerations. Consistent with its investment research methods and evaluation criteria, Sterling may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, Sterling modifying its clients' ownership of the Securities, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Sterling reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b).  The aggregate number and percentage of Securities to which this Schedule 13D relates is 3,466,872 shares of the common stock of the Issuer, constituting approximately 3.3% of the 106,060,988 shares outstanding.

(c).  Not applicable.

(d).  The investment advisory clients of Sterling have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities.  Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice.

(e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The powers of disposition with respect to Securities owned by discretionary accounts of Sterling are established in written investment advisory agreements between clients and Sterling, which are entered into in the normal and usual course of the business of Sterling as a registered investment adviser and which are generally applicable to all securities purchased for the benefit of each such discretionary account.  There are no special or different agreements relating to the Securities of the Issuer.

The written investment advisory agreements with clients do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of Schedule 13D other than voting of proxies.  In connection with voting, Sterling may be allowed or directed to vote the proxies received by discretionary accounts.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 21, 2015

STERLING CAPITAL MANAGEMENT LLC

By	/s/ Brian M. Moran
Brian M. Moran
Managing Director

Exhibit 1

October 12, 2015

Mr. Roger I. MacFarlane
Chairman of the Board
UTi Worldwide, Inc.
100 Oceangate Boulevard
Suite 1500
Long Beach, CA 90802

Dear Mr. MacFarlane:

We understand that the current management team and the Board share our frustration with the declining profitability and loss of market share at UTI Worldwide due to the well documented and poorly executed information technology initiatives at the company.

As long time shareholders, however, we believe that DSV’s of $7.10/share grossly undervalues UTI Worldwide. After seven years of substantial investments, capital raises and management turnover, we were led to believe that we were in the 9th inning of a turnaround at the company.  UTI now has a “gold plated” IT platform and is winning in the marketplace again for the first time in many years.  Operating leverage, particularly in freight forwarding should be dramatic with incremental account wins.   Liquidity also appears to be improving with free cash generation evident and significant declines in working capital further aiding cash flows.

While analysts can speak to the fairness of the deal using current or near term profitability metrics, the fact remains that with modest additional sales momentum, UTI has the capability to return to adjusted EBITDA levels above $200 million.  The company was able to generate such a level in 2007, 2008, and 2012 at sales levels not too dissimilar to current trends.  Using a “more normal” $200 million EBITDA threshold values the current DSV offer at a paltry 6.75x EBITDA or almost a 50% discount to offers for other logistics players.

M&A Transactions				Prem/
Buyer	Seller	EV/EBITDA	Notes	Disc

Kintetsu World Express	APL Logistics	15.0
Japan Post	Toll Holdings	13.0
UPS	Cayote Logistics	18.0
Echo Global Logistics	Command Transportation	11.0
CH Robinson	Freightquote	11.0
XPO Logistics	Pacer International	11.0
CH Robinson	Pheonix Intl	12.5

	Average	13.1

DSV	UTI Worldwide	13.5	1	3%
DSV	UTI Worldwide	9.0	2	-31%
DSV	UTI Worldwide	6.8	3	-48%

1	Using an EV of $1.35 billion and depressed current year run rate EBITDA of ~ $100 million

2	Using an EV of $1.35 billion and Mgmt's "6 month out" run rate EBITDA of ~ $138

3	Using an EV of $1.35 billion and a "normalized" EBITDA of $200 million

DSV’s offer, in short, substantially undervalues UTI Worldwide.  Furthermore, DSV comments on its conference call that it believes it can achieve meaningful margin improvement from UTI in just a couple of years as well as the increase in DSV’s market capitalization north of $500 million since the announcement attest to this.

This is not the outcome that places a reasonable private market value on UTI Worldwide for its owners.  We intend to vote against the transaction.

Respectfully Submitted,

/s/ Eduardo A. Brea
Eduardo A. Brea, CFA
Senior Managing Director
Sterling Capital Management